SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 3, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 3, 2017.

RESOLUTIONS ADOPTED BY THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON 04/28/2017

ITEM # 1: For a majority of 582,961,633 votes for, 368,580 abstentions and 4,520 votes against this motion, the Shareholders decided to appoint the representative of Mr. Jorge Horacio Brito together with the representatives of the shareholder ANSES FGS and The Bank of New York Mellon, to sign the minutes of this meeting.

ITEM # 2: For a majority of 577,302,853 votes for, 6,029,620 abstentions and 2,260 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the fiscal year of the Company ended December 31, 2016.

ITEM # 3: For a majority of 582,943,183 votes for, 389,290 abstentions and 2,260 votes against this motion, with the appropriate abstention in each case of the shareholders members of the Board with respect to their own administration, the Shareholders resolved to approve the administration of the Board and the acts and proceedings performed by the Supervisory Committee from its designation and up to the date hereof.

ITEM # 4: For a majority of 582,216,473 votes for, 1,114,950 abstentions and 3,310 votes against this motion, to apply the accumulated retained earnings as of December 31, 2016 totaling AR $ 6,732,504,739.99 as follows:

a)	the amount of AR $ 1,308,459,923 to the Legal Reserve Fund;
b)	the amount of AR $ 52,463,132.30 to personal asset tax payable on the shares or participating interests held by the company;
c)	the amount of AR $ 5,371,581,684.69 to the optional reserve fund for future distribution of profits under Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

ITEM # 5: For a majority of 582,947,993 votes for, 380,600 abstentions and 6,140 votes against this motion, the Shareholders resolved to approve the separation of AR $ 701,475,633.60 from the optional reserve fund, representing AR $ 1.20 per share, for the payment of a cash dividend, subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA). The shareholders further resolved to delegate to the Board the power to determine the effective availability to the Shareholders of the approved cash dividend, pursuant to their respective shareholdings, upon receipt of the applicable authorization from de BCRA.

ITEM # 6: For a majority of 582,862,803 votes for, 466,770 abstentions and 5,160 votes against this motion, the Shareholders’ Meeting resolved to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2016, on the amount of AR$ 273,402,491.85, this amount representing 4.96% of the computable profit, i.e., after deducting the legal reserve fund from the net profit for the year. In addition, the Shareholders’ Meeting resolved to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Board.

ITEM # 7: For a majority of 554,574,433 votes for, 19,159,270 abstentions and 9,601,030 votes against this motion, the Shareholders’ Meeting resolved to approve an amount of fees for the Supervisory Committee equal to AR$ 1,224,556.20, such amount being reported in the statement of income for the fiscal year ended December 31, 2016, and to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Supervisory Committee.

ITEM # 8: For a majority of 553,852,113 votes for, 18,689,340 abstentions and 10,793,280 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 12,283,440, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2016.

ITEM # 9: For a majority of 569,738,733 votes for, 419,020 abstentions and 13,176,980 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Marcos Brito as regular director to hold office for three fiscal years, as per the proposal of the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo.

For a majority of 569,730,073 votes for, 427,700 abstentions and 13,176,960 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Delfín Federico Ezequiel Carballo as regular director to hold office for three fiscal years, as per the proposal of the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo.

For a majority of 579,150,883 votes for, 436,970 abstentions and 3,746,880 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Alejandro Eduardo Fargosi as regular director to hold office for three fiscal years, as per the proposal of the shareholder ANSES-FGS.

For a majority of 570,539,613 votes for, 433,960 abstentions and 12,361,160 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Juan Martín Monge Varela as regular director to hold office for one fiscal year, as per the proposal of the shareholder ANSES-FGS.

The shareholders present expressly state that Messrs. Marcos Brito and Delfín Federico Ezequiel Carballo shall act as non-independent directors and Messrs. Alejandro Eduardo Fargosi and Juan Martín Monge Varela shall act as independent directors, the latter pursuant to the provisions of section 13; Article III, Chapter III, Title II of the Rules of the Argentine Securities Exchange Commission (“CNV”).

ITEM # 10: For a majority of 553,756,773 votes for, 19,979,660 abstentions and 9,598,300 votes against this motion, the Shareholders’ Meeting resolved that the Supervisory Committee shall be composed of three regular members and three alternate members and designated the Accountants Alejandro Almarza, Carlos Javier Piazza and Silvana María Gentile as regular syndics and the Accountants Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Enrique Alfredo Fila as alternate syndics, to hold office for one fiscal year. All the members of the Supervisory Committee shall act as independent members.

The Certified Public Accountants Alejandro Almarza, Carlos Javier Piazza, Alejandro Carlos Piazza and Leonardo Pablo Cortigiani were appointed as per the proposal submitted by the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, and the Certified Public Accountants Silvana María Gentile and Enrique Alfredo Fila were appointed as per the proposal submitted by the shareholder ANSES-FGS.

ITEM # 11: For a majority of 562,816,953 votes for, 10,589,640 abstentions and 9,928,140 votes against this motion, the Shareholders’ Meeting resolved to designate as Independent Auditors for the fiscal year ending December 31, 2017, the Certified Public Accountant Norberto M. Nacuzzi, who shall act as regular auditor and the Certified Public Accountant Victor A. Bresler as alternate auditor, all of them partners at the accounting and auditing firm Pistrelli, Henry Martin y Asociados S.R.L.

ITEM # 12: For a majority of 554,580,863 votes for, 19,150,740 abstentions and 9,603,130 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Supervisory Committee in AR$ 975,000.

ITEM # 13: For a majority of 581,349,433 votes for, 1,980,890 abstentions and 4,410 votes against this motion, the Shareholders’ Meeting resolved: (i) to extend of the maximum amount of the Bank’s Global Program of Negotiable Obligations (hereinafter referred to as the “Program”) of USD 1,000,000,000 to USD 1,500,000,000 or its equivalent in any other currency or to any lesser amount, as the Board of Directors shall determine in due time; and (ii) to delegate to the Board of Directors the necessary powers to perform before the CNV, the Mercado de Valores de Buenos Aires S.A. (“MERVAL”), the Mercado Abierto Electrónico S.A. (“MAE”) and any other market of the Republic of Argentina and/or foreign market, all necessary acts and proceedings to obtain the authorization for the Program’s extension and to perform all the acts the Board shall deem convenient to carry out such extension, authorizing the Board to sub-delegate to one or more of its members, or to whom they shall deem appropriate, the above described powers.

ITEM # 14: For a majority of 582,947,043 votes for, 385,430 abstentions and 2,260 votes against this motion, the Shareholders’ Meeting resolved to authorize the Attorneys Roberto Julio Eilbaum, Carolina Paola Leonhart, Carla Valeria Lorenzo, Ana Cristina Rodríguez, Hugo Nicolás Luis Bruzone, José María Bazán and María Lucila Winschel, and the Notaries Public Alejandro Senillosa and Gabriela Eliana Blanco so that the above mentioned persons, acting jointly, individually or separately, may perform all necessary acts, proceedings and filings before all relevant entities in order to obtain the administrative consent and registration of the resolutions adopted in this Shareholders’ Meeting, as the case may be, with the power to execute and deliver all instruments necessary to such effect, publish official notices, answer requests and separate and withdraw documents.

ITEM # 15: For a majority of 582,735,703 votes for, 387,750 abstentions and 211,280 votes against this motion, the Shareholders’ Meeting resolved: (i) to increase the corporate capital by public offering on the amount of up to the nominal value of $74,000,000, through the issuance of up to 74,000,000 new Class B book-entry common shares, entitled to 1 vote per share and of par value AR $1 each. Such capital increase represents an increment of approximately 12.66% of the capital stock that would, therefore, grow from the nominal value of AR $584,563,028 to AR $ 658,563,028. The new Class B shares would rank pari passu the then outstanding Class B book-entry common shares, including as to the right to receive dividends. The Class B shares to be issued as a result of the proposed capital increase shall be publicly offered in the Republic of Argentina, pursuant to the applicable rules and regulations and, accordingly, the Bank shall apply for the authorization for such public offering before the CNV and the listing thereof in the markets and exchanges in which Class B shares are currently listed. In addition, such Class B shares, or the relevant share certificates, may be offered abroad. For such purpose, the Bank may request the public offering and listing of the above mentioned shares , or share certificates representing such shares, as the case may be, or in any foreign market, before any similar entities or authorities and/or the applicable foreign exchanges, including the US Securities Exchange Commission and the New York Stock Exchange; (ii) that the subscription price (nominal value plus the premium on the new issued shares) of the new shares be determined by the Board as delegated by the Shareholders’ Meeting pursuant to these resolutions and to authorized the Board to fix an indicative subscription price, if necessary, which might not be binding; (iii) to authorize the Board to fix the final subscription price for the Class B shares and, therefore, the relevant premium on the new issued shares, between a minimum equal to 90% and a maximum of 110% of the average trading prices, weighted by the negotiated volume, of Banco Macro’s ADRs quotations, occurring in the New York Stock Exchange during the five business days in the securities exchange business immediately before the date on which the Board shall determine the subscription price, dividing by ten the resulting price in US dollars in order to obtain the US dollar price per each Class B share and converting the resulting amount to Argentine pesos applying the reference rate of exchange informed by the BCRA for the day on which the Board shall fix such subscription price or the date the Board shall determine; and (iv) that the funds obtained as a result of the subscription of the newly issued shares be applied to general corporate purposes including, but not limited to, the extension of the Bank’s lending capacity, potential acquisitions and capital expenditure.

ITEM # 16: For a majority of 579,178,193 votes for, 1,969,360 abstentions and 2,187,180 votes against this motion, the Shareholders’ Meeting resolved to reduce the term allowed for the exercise of the preemptive right and the right of the remaining shareholders to increase their ownership by picking up the new Class B shares to be issued pursuant to the resolution in Item 15 above, up to the statutory minimum term of 10 days as provided for under section 194 of the Argentine Business Company Law No. 19550, as amended, the Board being able to fix a longer term, if necessary. To such effect, the Bank shall make all applicable official notices. The shareholders of the Bank may exercise their preemptive rights in the applicable proportion and as determined by the Board in due time. Additionally, they may exercise the right to increase their ownership interest by picking up the new shares not subscribed by other shareholders who exercised their preemptive right, simultaneously with the exercise of their preemptive right and in the same proportion as that of the new subscribed shares acquired upon the exercise of such preemptive right.

ITEM # 17: For a majority of 582,761,123 votes for, 383,040 abstentions and 190,570 votes against this motion, the Shareholders’ Meeting resolved to approve the application for the relevant authorization for the public offering of the new shares within the country and/or in such foreign markets as the Board may in due time determine, and the listing of the Class B shares in the MERVAL, MAE, the New York Stock Exchange and/or in the stock exchanges and/or markets within the country and/or abroad under the terms and conditions as the Board shall determine in due time.

ITEM # 18: For a majority of 559,496,843 votes for, 387,430 abstentions and 23,450,460 votes against this motion, the Shareholders’ Meeting resolved to delegate to the Board all necessary powers to (i) implement the capital increase and the issuance terms and conditions not established by the Shareholders’ Meeting, and authorize the Board so that it may, if necessary, decide an additional increase of up to 15% in the number of authorized shares in case of oversubscribed issue, under Sect. 62 of the Argentine Capital Market Law No. 26831; (ii) request the public offering and listing of the shares (or share certificates) to be issued pursuant to the capital increase previously resolved to the CNV, the US Securities and Exchange Commission, the Buenos Aires Stock Exchange, the New York Stock Exchange and/or any other similar entity abroad, (iii) execute and deliver any and all kinds of agreements with local and/or foreign financial entities and perform all necessary and/or convenient acts aimed at implementing the resolutions approved by this Shareholders’ Meeting, (iv) if necessary, extend and/or adjust the American Depositary Receipts program currently in force between the Bank and The Bank of New York Mellon as depositary, representing American Depositary Shares and delegate to the Board the determination of all the terms and conditions and the scope thereof, and (v) implement all other resolutions as this Shareholders’ Meeting may adopt regarding Items 15, 16 and 17 of the Agenda. Particularly, the Shareholders’ Meeting resolved to grant to the Board the broadest powers so that it may: (a) determine the amount, price and term within which the Bank shall make the public offering of the new Class B shares; (b) decide, negotiate, agree, amend, modify, subscribe and/or issue any kind of documents necessary or convenient for the issuance and placement of the new Class B shares; (c) make all the necessary filings and perform all the acts necessary; and (d) cause all official notices to be published in the newspapers and applicable official gazettes, make amendments and deliver all the necessary documents in order to comply with all the requirements that the controlling entities and/or other relevant authorities may impose. The Shareholders’ Meeting further resolved to sub-delegate, without limitation, for the maximum term permitted by the applicable laws in force, to one or more directors and/or managers of the Company the performance of all and each of the acts the Board is either implicitly or expressly empowered to carry out.

ITEM # 19: For a majority of 554,842,093 votes for, 18,879,360 abstentions and 9,613,280 votes against this motion, the Shareholders’ Meeting resolved to designate Mr. Fabián de Paul, who is an independent member, as alternate director for two fiscal years, to fill the vacancy arising after the designation of Mr. Delfín Federico Ezequiel Carballo as regular director under item 9 of the agenda.

Signed: Delfín Jorge Ezequiel Carballo (Vice Chairman); Ernesto López (representing the shareholder Jorge Horacio Brito); Ignacio Alvarez Pizzo (representing ANSES FGS); Leonardo Agustín Pérez (representing The Bank of New York Mellon); Alejandro Almarza (member of the Supervisory Committee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 3, 2017

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Finance Manager